SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2018

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒            Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐            No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________)

Table of contents

-	Press release dated October 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate Secretary’s Staff Office

Date: October 31, 2018

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Rome Tel. +39 06598.21 www.eni.com

San Donato Milanese

October 26, 2018

Eni results for the third quarter and nine months of 2018

Key operating and financial results

IIQ			IIIQ			Nine months
2018			2018	2017	% Ch.	2018	2017	% Ch.
74.35	Brent dated	$/bbl	75.27	52.08	45	72.13	51.90	39
1.191	Average EUR/USD exchange rate		1.163	1.175	(1)	1.194	1.114	7
62.40	Brent dated	€/bbl	64.72	44.34	46	60.41	46.59	30
1,863	Hydrocarbon production	kboe/d	1,803	1,803	0	1,844	1,790	3
2,564	Adjusted operating profit (loss) (a)	€ million	3,304	947	249	8,248	3,800	117
2,742	of which: E&P		3,095	1,046	196	7,922	3,306	140
108	G&P		71	(193)	137	501	(1)	..
67	R&M and Chemicals		93	337	(72)	237	878	(73)
767	Adjusted net profit (loss) (a)(b)		1,388	229	..	3,133	1,436	118
0.21	- per share (€)		0.39	0.06		0.87	0.40
1,252	Net profit (loss) (b)		1,529	344	..	3,727	1,327	181
0.35	- per share (€)		0.42	0.10		1.03	0.37
2,823	Net cash from operations at replacement cost (c)		3,396	1,938	75	9,385	6,868	37
3,033	Net cash from operations		4,102	2,161	90	9,322	6,799	37
1,937	Net capital expenditure (d)(e)		1,820	1,463	24	5,515	5,728	(4)
9,897	Net borrowings		9,005	14,965	(40)	9,005	14,965	(40)
0.20	Leverage		0.18	0.32		0.18	0.32

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 17.

(b) Attributable to Eni's shareholders.

(c) Non-GAAP measure. Net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and certain non-recurring items. For further information see page 13.

(d) Include capital contribution to equity accounted entities.

(e) Net of the entry bonus relating to two Concession Agreements acquired in the United Arab Emirates and of the share of 2018 development capex related to the share of 10% in Zohr, reimbursed to Eni by the buyer at the closing of the disposal.

Yesterday, Eni’s Board of Directors approved the Group results for the third quarter and the nine months of 2018 (unaudited). Commenting on the results, Claudio Descalzi, CEO of Eni, remarked:

“I am very pleased with our performance in the third quarter, which allowed us to record cash flow from operations of €4.1 billion, double the amount we achieved in the same period last year and, even more remarkable, 35% higher than the previous quarter with a Brent price broadly unchanged. All the businesses have performed well, with the Upstream division showing that it can thrive either in an environment of increasing oil prices when compared with the third quarter 2017 and, above all, in an environment of flat oil prices when compared with the second quarter 2018. The Mid and Downstream businesses continue their recovery, demonstrating sustainable profitability despite an unfavorable environment. Net debt reduced €900 million from June to €9 billion following payment of the full year dividend. We are reaffirming our guidance of Group cash neutrality, including the funding of the dividend, at $55 per barrel, roughly $20 lower than the current Brent price. This is in line with the financial discipline we aim to maintain over time.”

Highlights

Exploration & Production

•	Hydrocarbon production:

-	1.8 million boe/d in the third quarter of 2018, up by 1.2% q-o-q net of price effects (stable on a reported basis1). Production growth negatively affected by lower-than-expected produced gas volumes due to the impact of exogenous factors in certain countries;

-	1.84 million boe/d in the nine months of 2018, up by 3.9% y-o-y net of price effects (up by 3% on a reported basis1);

-	In the quarter hydrocarbon production benefited from:

o	Production ramp-up at highly-profitable giant projects (Zohr, Noroos, Jangkrik, OCTP, Nenè phase 2);

o	Start-ups of the period: Ochigufu, OCTP gas phase and Bahr Essalam phase 2;

o	Increased production at the Kashagan and Val d’Agri fields (the latter shutdown in 2017);

o	The entry in Abu Dhabi;

these positives more than offset the termination of a production contract in Libya (Intisar) in the second quarter of 2018.

•	Exploration & Production adjusted operating profit: €3.1 billion in the third quarter, a threefold increase q-o-q (more than doubled to €7.9 billion in the nine months). 13% higher than the second quarter of 2018, in a flattish Brent scenario.

•	Zohr ramp-up in Egypt: achieved the production target of 2 bscfd (365 kboe/d) with the start-up of the fifth treatment unit, in just few months since the first gas (December 2017).

•	Mexico: local Authorities approved the accelerated development plan of Area 1 discoveries, offshore Mexico, with estimated 2.1 billion of barrels of oil in place. The Final Investment Decision is planned in the fourth quarter, with early production seen in 2019.

•	Obtained in Egypt a ten-year extension of the Great Nooros Area concession located in the Nile Delta and a five-year extension of the Ras Qattara Concession Agreement in the Western Desert, unlocking new near-field opportunities.

•	Exploration:

-	Gas discovery in Egypt at the East Obayed concession in proximity of producing assets. Successful appraisal of the Cape Vulture oil discovery in the Norwegian Sea;

-	Acquired the exclusive exploration and development rights of Block A5-A offshore Mozambique and 124 exploration licenses onshore Alaska in a high potential area;

-	Libya: signed an agreement with the National Oil Corporation and BP to resume exploration activity;

-	New exploration acreage: in the nine months, awarded a total of approximately 30,000 square kilometers;

-	Resource base: added approximately 330 mmboe in the nine months. Guidance of additions in the range of 500 mmboe for the full year.

Gas & Power

•	Consolidated the recovery of profitability thanks to growing the LNG business and optimizations in power and logistics;

1 Including price effects to PSAs contracts.

-	In the third quarter, weakest in the year due to seasonal trends, retained profitable operations with an adjusted operating profit of €71 million, sharply higher than the €193 million loss of the third quarter of 2017;

-	In the nine months, achieved adjusted operating profit of €0.5 billion, compared to the breakeven of the previous-year period.

•	LNG sales: up by 34% to 7.9 bcm in the nine months of 2018, more than half sold on the Asian markets leveraging on supplies of upstream equity gas in Indonesia, as result of the improved integration across the two businesses.

•	Retail business: continuous increase in the customer base, excluding the impact of the divestments.

Refining & Marketing and Chemicals

•	Versalis:

-	Acquired in Italy activities and technologies in the segment of green chemicals based on use of renewable resources, particularly biomass;

-	Started up a new elastomer plant in Ferrara, mainly supplying specialties to the automotive industry;

-	Petrochemical sales up by 6% in the third quarter of 2018 (up by 7% in the nine months of 2018), driven by better plant performance.

•	Refining & Marketing adjusted operating profit: €0.14 billion in the third quarter of 2018, down by 38% q-o-q (€0.22 billion in the nine months of 2018, down by 52%) due to an unfavorable trading environment.

•	Chemicals adjusted operating profit: operating loss of €47 million in the third quarter of 2018, negatively affected by rapidly escalating costs of oil-based feedstock; €18 million in the nine months of 2018 (down by 96%).

Group results

•	Adjusted operating profit: €3.3 billion, a more than threefold increase q-o-q; €8.25 billion in the nine months of 2018 more than doubled compared to the nine months of the previous year.

•	Adjusted net profit: €1.39 billion in the third quarter of 2018 (€0.23 billion in the third quarter of 2017); €3.13 billion in the nine months (more than doubled y-o-y).

•	Net profit: €1.53 billion in the third quarter; €3.73 billion in the nine months.

•	Cash flow from operations: €4.1 billion in the third quarter (up by 90% q-o-q); €9.32 billion in the nine months (up by 37% from to the nine months of 2017). Compared to the second quarter of 2018, the increase was 35%, in a flattish crude oil price environment.

•	Adjusted cash flow from operations[2] before changes in working capital at replacement cost at €3.4 billion in the third quarter (up by 75% q-o-q; up by 20% compared to the second quarter of 2018, in a flattish crude oil price environment). €9.4 billion in the nine months of 2018 (up by 37% y-o-y) determining a capex funding ratio of 170%.

•	Net capex: €5.52 billion[3] in the nine months.

•	Net borrowings: €9 billion, down by €1.91 billion compared to December 31, 2017, which also includes dividend payments of €2.95 billion.

•	Leverage: 0.18, lower than the level of December 31, 2017 (0.23).

2 See table on page 13.

3 See details on page 1, footnote (d).

Outlook 2018

Exploration & Production

Hydrocarbon production: assuming the budget Brent price scenario of 60 $/barrel, expected a roughly 3% growth in the FY 2018 vs. 2017, including the negative impact on gas production of exogenous factors in certain countries, with an expected negligible effect on cash flow. Production growth will be driven by: continuing production ramp-up at the fields started up in 2017, in Zohr and Noroos in Egypt, Jangrik in Indonesia and OCTP oil in Ghana, start-ups of the period (Ochigufu, OCTP gas phase, Bahr Essalam phase 2 and Wafa Compression), a larger contribution from the Kashagan, Goliat and Val d’Agri fields, as well as the contribution of the new venture in UAE.

Gas & Power

Recovery in profitability: already achieved the guidance on the FY adjusted operating profit at around €400 million. New guidance for adjusted operating profit at €550 million.

Gas sales: expected to decline in line with an expected reduction in long-term contractual commitments both to procure and to supply gas. An increase in nearly 9 million tons of LNG contracted volumes expected by 2018 year-end.

Refining & Marketing and Chemicals

Refining breakeven margin of approximately 3.2 $/barrel on average in 2018 at the budget scenario. Confirmed the achievement of the target breakeven margin of 3 $/barrel leveraging on the restart of the EST unit, at the Sannazzaro refinery, planned by the first half of 2019.

Refining throughputs on own accounts expected to be flat compared to 2017, due to better performance at the Sannazzaro and Livorno refineries because of unplanned shutdowns in 2017, offset by reductions at the Taranto and Milazzo plants. A higher refineries utilization rate is projected.

Retail sales were substantially unchanged y-o-y in Italy and in European markets. Market share in Italy is expected to be stable at around 24%.

Versalis: spreads of the main commodities, mainly cracker and polyethylene margins, are expected to decline due to the rapid increase in costs of oil-based feedstock, as well as certain segments (butadiene) coming off the peaks seen in 2017. Growth in sales volumes is expected in all business segments driven by higher product availability and by fewer planned standstills and upsets, while polyethylene is expected to decline driven by weaker market conditions.

Group

Cash neutrality: funding of capex for the FY and the dividend is confirmed at a Brent price of approximately 55 $/barrel in 2018.

2018 FY Capex expected to be €7.7 billion, in line with guidance.

Business segments operating review

Exploration & Production

Production and prices

IIQ			IIIQ			Nine months
2018			2018	2017	% Ch.	2018	2017	% Ch.
	Production
881	Liquids	kbbl/d	886	885	0	884	848	4
5,359	Natural gas	mmcf/d	5,008	5,012	0	5,241	5,138	1
1,863	Hydrocarbons	kboe/d	1,803	1,803	0	1,844	1,790	3
	Average realizations
69.17	Liquids	$/bbl	69.99	48.03	46	66.95	47.31	42
4.52	Natural gas	$/kcf	5.73	3.80	51	4.90	3.61	36
47.62	Hydrocarbons	$/boe	51.85	35.14	48	47.29	33.55	41

•	In the third quarter of 2018, oil and natural gas production averaged 1,803 kboe/d, unchanged from the third quarter of 2017 (1,844 kboe/d in the nine months of 2018; up by 3%). This performance was driven by the ramp-up at fields started up in 2017, mainly in Egypt, Indonesia, Congo and Ghana and the 2018 start-ups (with a total contribution of 284 kboe/d), as well as higher production at the Kashagan field and in Italy as well as the acquisition of the two Concession Agreements Lower Zakum (5%) and Umm Shaif/Nasr (10%) producing offshore in the United Arab Emirates. These positives were partly offset by negative price effects at PSAs contracts, lower-than-expected produced gas volumes due to the impact of exogenous factors in certain countries and the decline of mature fields. When excluding price effects to PSAs contracts (approximately 22 kboe/d and 15 kboe/d in the quarter and the nine months, respectively), hydrocarbon production increased by 1.2% and 3.9% in the quarter and the nine months of 2018, respectively.

•	Liquids production (886 kbbl/d) was unchanged from the third quarter of 2017 (884 kbbl/d in the nine months of 2018, up by 4%) due to production ramp-ups during the period and the acquisition in the United Arab Emirates offset by price effect and mature fields decline.

•	Natural gas production (5,008 mmcf/d) was unchanged from the third quarter of 2017 (5,241 mmcf/d in the nine months, up by 1%). Production ramp-ups and start-ups were offset by exogenous factors in certain countries.

Results

IIQ		IIIQ			Nine months
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
2,602	Operating profit (loss)	3,220	1,041	209	7,788	3,520	121
140	Exclusion of special items	(125)	5		134	(214)
2,742	Adjusted operating profit (loss)	3,095	1,046	196	7,922	3,306	140
(263)	Net finance (expense) income	(110)	(39)		(429)	(11)
109	Net income (expense) from investments	53	104		197	291
(1,504)	Income taxes	(1,649)	(670)		(4,293)	(1,954)
58.1	tax rate (%)	54.3	60.3		55.8	54.5
1,084	Adjusted net profit (loss)	1,389	441	215	3,397	1,632	108
	Results also include:
86	Exploration expenses:	100	69	45	261	390	(33)
64	- prospecting, geological and geophysical expenses	58	61		186	200
22	- write-off of unsuccessful wells	42	8		75	190
1,693	Capital expenditure	1,575	1,343	17	5,636	5,958	(5)

•	In the third quarter of 2018, the Exploration & Production segment reported an adjusted operating profit of €3,095 million and increased almost three times from the third quarter of 2017 (€1,046 million). This improvement reflected higher oil and gas realizations in dollar terms (up by 46% and 51%, respectively) driven by a recovery in crude oil prices with the Brent price up by 45% in dollar terms, as well as production growth with higher profit per boe. In the nine months of 2018, adjusted operating profit was €7,922 million, up by 140%, driven by a sharp increase in crude oil prices (with the Brent price up by 39% in dollar terms) and higher hydrocarbon production, partly offset by currency headwinds (with the EUR/USD exchange rate up by 7%). Furhermore, in the third quarter, adjusted operating profit rose by 13% from the second quarter of 2018 due to higher new accretive production, in a flattish crude oil price scenario.

•	In the third quarter of 2018, adjusted net profit was €1,389 million, a threefold increase from the third quarter of previous year. This was due to a higher operating performance and a decreased adjusted tax rate (down by approximately 6 percentage points q-o-q) due to a lower tax rate associated with new productions and a positive impact associated with the crude oil price environment. In the nine months of 2018 adjusted net profit was €3,397 million (up by €1,765 million y-o-y) due to a higher operating performance. This positive was partially offset by the write-off of financing receivables related to an unsuccessful exploration project managed by a joint venture in the Black Sea (approximately €270 million), with an additional effect on adjusted tax rate due to the fact that these expenses were non-deductible. In the nine months of 2018, adjusted tax rate increased by approximately 1.3 percentage points also due to the recognition of deferred tax assets relating to the achievement of certain project milestones in 2017.

•	Cash tax rate was 32.1% and 29.8% respectively in the two reporting periods of 2018.

For the disclosure of the business segment special charges/gains see page 11.

Gas & Power

Sales

IIQ			IIIQ			Nine months
2018			2018	2017	% Ch.	2018	2017	% Ch.
245	PSV	€/kcm	280	192	46	255	201	27
224	TTF		260	171	52	237	177	34
	Natural gas sales	bcm
9.77	Italy		9.22	7.93	16	30.18	27.81	9
6.14	Rest of Europe		6.10	8.21	(26)	21.52	27.97	(23)
0.49	of which: Importers in Italy		1.00	0.97	3	2.38	2.90	(18)
5.65	European markets		5.10	7.24	(30)	19.14	25.07	(24)
2.17	Rest of World		2.15	1.30	65	6.29	3.57	76
18.08	Worldwide gas sales		17.47	17.44	0	57.99	59.35	(2)
2.70	of which: LNG sales		2.50	2.40	4	7.90	5.90	34
8.49	Power sales	TWh	9.46	8.91	6	27.17	26.67	2

•	In the third quarter of 2018, natural gas sales were 17.47 bcm (57.99 bcm in the nine months of 2018), barely unchanged from the third quarter of 2017 (down by 2% in the nine months). Sales in Italy were up by 16% to 9.22 bcm, due to higher spot sales and volumes marketed at the wholesalers segment, partly offset by lower sales to the thermoelectric segment. Sales in European markets (5.10 bcm) decreased by 30% mainly reflecting the termination of some long-term and short-term contracts particularly in Germany/Austria, as a result of portfolio rationalization and lower volumes in Turkey.

•	Power sales were 9.46 TWh in the third quarter of 2018, up by 6% due to higher volumes sold in France. In the nine months of 2018, sales volumes were 27.17 TWh and increased by 2% compared to the same period.

Results

IIQ		IIIQ			Nine months
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
157	Operating profit (loss)	21	(120)	118	576	(131)	..
(49)	Exclusion of special items and inventory holding (gains) losses	50	(73)		(75)	130
108	Adjusted operating profit (loss)	71	(193)	137	501	(1)	..
(9)	Net finance (expense) income	1	3		(5)	9
	Net income (expense) from investments	(9)	(2)		2	(5)
(42)	Income taxes	(33)	53		(196)	(65)
42.4	tax rate (%)	52.4	..		39.4	..
57	Adjusted net profit (loss)	30	(139)	122	302	(62)	..
55	Capital expenditure	44	33	33	141	82	72

•	In the third quarter of 2018, tipically the weakest quarter due to the seasonality of the business, the Gas & Power segment reported an adjusted operating profit of €71 million, a significant improvement compared to the loss of €193 million reported in the third quarter of 2017. This result reflected the overall restructuring of all the business activities, mainly growing in the LNG business as well as optimizations in the power business and logistics. Results also benefitted from the favourable market conditions in the wholesale segment, underpinned by the gas and LNG portfolio, partly offset by the seasonality in the retail business. In the nine months of 2018, adjusted operating profit amounted to €501 million, representing a substantial increase compared to the break-even of the nine months of 2017.

•	Adjusted net profit amounted to €30 million in the third quarter of 2018, compared to a loss of €139 million reported in the previous year. In the nine months of 2018, adjusted net profit amounted to €302 million (compared to a loss of €62 million in the nine months of 2017).

For the disclosure on business segment special charges see page 11.

Refining & Marketing and Chemicals

Production and sales

IIQ			IIIQ			Nine months
2018			2018	2017	% Ch.	2018	2017	% Ch.
4.1	Standard Eni Refining Margin (SERM)	$/bbl	4.5	6.4	(30)	3.9	5.3	(26)
4.84	Throughputs in Italy	mmtonnes	5.22	5.63	(7)	15.58	15.69	(1)
0.76	Throughputs in the rest of Europe		0.66	0.76	(13)	2.10	2.15	(2)
5.60	Total throughputs		5.88	6.39	(8)	17.68	17.84	(1)
87	Average refineries utilization rate	%	91	96		92	90
0.07	Green throughputs		0.04	0.08	(50)	0.17	0.17	0
	Marketing
2.11	Retail sales in Europe	mmtonnes	2.20	2.24	(2)	6.29	6.43	(2)
1.48	Retail sales in Italy		1.54	1.56	(1)	4.42	4.52	(2)
0.63	Retail sales in the rest of Europe		0.66	0.68	(3)	1.87	1.91	(2)
24.1	Retail market share in Italy	%	24.6	24.4		24.2	24.3
2.67	Wholesale sales in Europe	mmtonnes	2.72	2.83	(4)	7.76	7.95	(2)
1.89	Wholesale sales in Italy		1.98	2.04	(3)	5.55	5.70	(3)
0.78	Wholesale sales in the rest of Europe		0.74	0.79	(6)	2.21	2.25	(2)
	Chemicals
1,304	Sales of petrochemical products	ktonnes	1,209	1,140	6	3,749	3,514	7
79	Average plant utilization rate	%	77	74		79	76

•	In the third quarter of 2018, Eni’s Standard Refining Margin – SERM – was 4.5 $/barrel, down by 30% from the third quarter of 2017 (3.9 $/barrel in the nine months, down by 26%), due to lower relative prices of products compared to the cost of the petroleum feedstock reflecting the strong increase of oil prices.

•	Eni refining throughputs were 5.88 mmtonnes, a decrease of 8% from the third quarter of 2017 (down by 1% in nine months), reflecting lower volumes processed mainly at the Taranto and Milazzo refineries due to maintenance standstills, and at the Bayernoil refinery following the event occurred in September. These were offset by higher volumes being processed by Livorno refinery, affected by a shutdown in the third quarter 2017 due to a force majeure event.

•	Volumes of biofuels produced at the Venice Green refinery decreased by 50% from the third quarter of 2017 (in line compared to the nine months of 2017) due to unplanned standstill in September.

•	Retail sales in Italy of 1.54 mmtonnes slightly declined by 1% in the third quarter (4.42 mmtonnes, down by 2% in the nine months), due to lower volumes sold in the highway and lease concession segments, on the back of declining consumptions and increasing competitive pressure, partially offset by higher volumes marketed by company-owned fuel stations. Eni’s retail market share for the quarter was 24.6% (24.4% in the third quarter of 2017).

•	Wholesale sales in Italy were 1.98 mmtonnes, declining by 3% from the third quarter of 2017 (down by 3% from the nine months of 2017) mainly due to lower sales of bunker and jet fuel, partly offset by increased sales of gasoil.

•	Retail and wholesale sales in the rest of Europe were 1.40 mmtonnes, decreasing by 5% from the third quarter of 2017 (down by 2% in the nine months), due to lower sales volumes in Germany, following the event occurred at the Bayernoil refinery.

•	Sales of petrochemical products of 1.21 mmtonnes increased by 6% and 7% in the third quarter and nine months of 2018, respectively, mainly due to higher sales of intermediates driven by fewer shutdowns compared to the same period in 2017.

Results

IIQ		IIIQ			Nine months
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
258	Operating profit (loss)	170	367	(54)	566	764	(26)
(260)	Exclusion of inventory holding (gains) losses	(154)	(95)		(513)	(39)
69	Exclusion of special items	77	65		184	153
67	Adjusted operating profit (loss)	93	337	(72)	237	878	(73)
61	- Refining & Marketing	140	224	(38)	219	455	(52)
6	- Chemicals	(47)	113	(142)	18	423	(96)
(1)	Net finance (expense) income	(2)	1		9	3
(21)	Net income (expense) from investments	2	15		4	16
(26)	Income taxes	(36)	(111)		(107)	(301)
57.8	tax rate (%)	38.7	31.4		42.8	33.6
19	Adjusted net profit (loss)	57	242	(76)	143	596	(76)
199	Capital expenditure	181	188	(4)	505	439	15

•	In the third quarter of 2018, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €93 million (€237 million in the nine months), down by 72% from €337 million reported in the third quarter of 2017 (down by 73% from the nine months of 2017).

•	In the third quarter of 2018, the Refining & Marketing business reported an adjusted operating profit of €140 million, down by 38% q-o-q (€219 million in the nine months of 2018; down by 52%) due to an unfavorable trading environment with the refining margin declining by 30%, reflecting higher oil feedstock costs which were not passed onto product prices and a higher number of unplanned shutdowns (at Milazzo, Taranto and Venice Green refinery). Moreover, the quarterly performance was negatively affected by upset activities at the oxygenate business plant in Venezuela. These negative trends were partly offset by plant and supply optimizations. The marketing results in the quarter and in the nine months of 2018 slightly increased compared to 2017.

•	In the third quarter of 2018, the Chemical business reported an adjusted operating loss of €47 million, compared to an adjusted operating profit of €113 million in the third quarter of 2017. This decrease was driven by the lower benchmark margins of cracker (down by 29%) and polyethylene (down by 82%) reported in the third quarter, due to rapidly-escalating costs of oil-based feedstock that were not passed onto final prices, pressured by oversupplies and mounting competitive pressure from cheaper product streams from the Middle-East and the USA. The lower operating performance reported in the nine months of 2018 (€18 million vs. €423 million) was driven by the same factors as evidenced in the quarterly trend and by the fact that the first half of 2017 results benefited from exceptionally high prices in intermediates, mainly butadiene and benzene, due to contingent factors.

•	The R&M and Chemicals segment reported an adjusted net profit of €57 million in the third quarter of 2018 and €143 million in the nine months of 2018, reducing by approximately 76% in both the comparative periods, due to lower operating performance.

For the disclosure on business segment special charges see page 11.

Group results

IIQ		IIIQ			Nine months
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
18,139	Net sales from operations	19,695	15,684	26	55,766	49,374	13
2,639	Operating profit (loss)	3,449	998	246	8,487	3,672	131
(259)	Exclusion of inventory holding (gains) losses	(153)	(63)		(507)	(70)
184	Exclusion of special items (a)	8	12		268	198
2,564	Adjusted operating profit (loss)	3,304	947	249	8,248	3,800	117
	Breakdown by segment:
2,742	Exploration & Production	3,095	1,046	196	7,922	3,306	140
108	Gas & Power	71	(193)	137	501	(1)	..
67	Refining & Marketing and Chemicals	93	337	(72)	237	878	(73)
(169)	Corporate and other activities	(102)	(151)	32	(433)	(426)	(2)
(184)	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	147	(92)		21	43

1,252	Net profit (loss) attributable to Eni's shareholders	1,529	344	344	3,727	1,327	181
(184)	Exclusion of inventory holding (gains) losses	(108)	(45)		(359)	(51)
(301)	Exclusion of special items (a)	(33)	(70)		(235)	160
767	Adjusted net profit (loss) attributable to Eni's shareholders	1,388	229	506	3,133	1,436	118

(a) For further information see table "Breakdown of special items"

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Adjusted results

•	In the third quarter of 2018, Eni’s consolidated adjusted operating profit of €3,304 million recorded a more than threefold increase in comparison to the third quarter of 2017 (up by €2,357 million). This was driven by a robust performance in the E&P segment (up by approximately €2 billion, representing an almost three-fold increase q-o-q) due to sharply higher crude oil prices (the Brent benchmark in dollar terms was up by 45%) and an increasing profit per boe of new productions. In spite of the third quarter usually being the weakest in the year due to the seasonality in gas sales, the G&P segment reported an adjusted operating profit of €71 million compared to an operating loss of €193 million in the third quarter of 2017. This was driven by the overall restructuring of all the business activities, mainly growing in the LNG business as well as optimizations in the power business and logistics. The R&M and Chemicals segment reported a 72% decrease in operating performance due to sharply higher supply costs of oil-based feedstock that were not recovered in sales prices, in addition to pressure from weak demand trends in outlet markets, which squeezed unit margins. An unfavorable trading environment was partly offset by efficiency and optimization initiatives.

•	In the nine months of 2018, the consolidated adjusted operating profit of €8,248 million was up by 117%. The €4.4 billion increase was comprised of a €3.1 billion increase from scenario effects and a €1.3 billion increase from growth in production with higher unit margins and efficiency and optimization gains. Third quarter results benefitted from scenario effects for €1.7 billion and an improved performance for €0.65 billion.

•	In the third quarter of 2018 adjusted net profit of €1,388 million increased by €1,159 million from the third quarter of 2017. This performance was driven by an increased operating profit as well as lower adjusted tax rate in the E&P segment (approximately six percentage points) due to a more benign tax rate applicable to new productions and the improved scenario. In the nine months of 2018 adjusted net profit of €3,133 million reported a more than twofold increase y-o-y. The adjusted tax rate was 58.4%, down by 1.8 percentage points.

•	Compared to the second quarter of 2018, the consolidated adjusted net profit of the third quarter increased by approximately €600 million, under a Brent price scenario substantially flat, up by approximately 80%, mainly due to the higher share of oil and gas production characterized by higher profit per boe, as well as lower write-off of exploration initiatives.

Special items

The breakdown by segment of special items of operating profit is the following:

•	E&P: a negative impact of €125 million was recorded in the third quarter mainly due to the reinstatement of correlation between hydrocarbon production and reserve depletion by accruing the underlying UOP-based amortization charges of Eni Norge subsidiary classified as held for sale in accordance to IFRS 5 due to pending merger agreement with Point Resources. In the GAAP results assets or disposal group classified as held for sale are not to be depreciated or amortized. In the nine months, net charges of €134 million were reported and included, in addition to above mentioned, the following special items: the outcome of an arbitration proceeding relating a long-term contract to purchase regasification services, which established the termination of the contract and of the related annual fees charged to Eni. It also awarded the counterpart equitable compensation of €286 million (plus financial interests of €20 million). Furthermore, other special charges included an impairment loss of a gas asset to align its book value to fair value (€63 million), a risk provision relating to a contractual litigation (€48 million) and an allowance for doubtful accounts as part of a dispute to recover investments towards a State counterparty to align the recoverable amount with the expected outcome of an ongoing renegotiation. The main gain recorded was on the disposal of a 10% interest in the Shorouk concession, offshore of Egypt, to Mubadala Petroleum, a UAE-based company (€331 million net of assignment bonus and other charges).
•	G&P: net charges of €50 million (net gains of €75 million in the nine months) were mainly driven by: the effects of fair-value commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (net gains of €69 million in the quarter and €239 million in the nine months) and an impairment relating to the alignment of the book value of the Hungarian gas distribution activity to its fair value, divested in June 2018 (€6 million in the nine months) as well as provision for redundancy incentives (€123 million in the nine months). The G&P adjusted operating result also includes a positive balance of €40 million (€77 million in the nine months) related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.
•	R&M and Chemicals: net charges of €77 million (€184 million in the nine months) mainly driven by: the write-down of capital expenditure relating to certain Cash Generating Units in the R&M business, which were impaired in previous reporting periods and continued to lack any profitability prospects (€35 million and €70 million in the quarter and the nine months of 2018, respectively) and environmental provisions (€41 million and €120 million in two reporting periods).

Non-operating special items included the tax effects relating to operating special items, Eni’s interest of extraordinary charges/impairment recognized by the Saipem subsidiary (€116 million) in the nine months of 2018 as well as an impairment reversal (€429 million) at the Angola LNG equity-accounted entity due to improved project economics.

Reported results

In the nine months of 2018, net profit attributable to Eni’s shareholders was €3,727 million, an almost threefold increase vs. the previous year result (€1,327 million). In the third quarter of 2018, net profit amounted to €1,529 million, or a more than fourfold increase q-o-q.

The results achieved by Eni in the third quarter and nine months 2018 were driven by a strengthening oil market with Brent crude oil prices hitting the highest levels of the last four years. This trend in crude oil prices was due to a better balance in fundamentals supported by macroeconomic growth and discipline among OPEC and non-OPEC producers complying with agreed output quotas, as well as normalized global inventory levels and renewed geo-political risks. Against this backdrop, the E&P reported an operating profit that tripled over last year (up by €2.2 billion and €4.3 billion respectively in the third quarter and the nine months). The G&P segment consolidated its path to sustainable profitability levels driven by the overall restructuring of all the business activities, optimization in the power business and in logistics, as well as growth in the LNG business leveraging its integration with the E&P segment. The downstream refining and chemical businesses were negatively affected by a challenging trading environment, particularly in the third quarter of 2018, because of rapidly-escalating oil-based feedstock costs which were not fully recovered in the final prices of products due to competitive pressures from more efficient producers and oversupply, leading to a squeeze in margins (the SERM benchmark refining margin was down by 30% in the quarter; the cracker margin down by 29% and the spread of polyethylene process vs. the feedstock was down to almost zero).

The improvement in operating performance (up by €4,815 million and €2,451 million in the nine months and the third quarter, respectively) was partly offset by higher income taxes (up by €2,441 million and €1,106 million, in the two reporting periods, respectively) driven by a lower consolidated reported tax rate (54.4% and 53.7% in the nine months and the third quarter, respectively) due to the lower taxation of the new production started up in the E&P segment and to the better scenario.

Net borrowings and cash flow from operations

IIQ		IIIQ			Nine months
2018	(€ million)	2018	2017	Change	2018	2017	Change
1,257	Net profit (loss)	1,530	345	1,185	3,735	1,330	2,405
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,673	- depreciation, depletion and amortization and other non monetary items	1,911	1,991	(80)	5,574	6,513	(939)
(417)	- net gains on disposal of assets	(19)	(159)	140	(437)	(495)	58
1,415	- dividends, interests and taxes	1,846	678	1,168	4,629	2,201	2,428
398	Changes in working capital related to operations	560	376	184	(116)	126	(242)
(1,293)	Dividends received, taxes paid, interests (paid) received	(1,726)	(1,070)	(656)	(4,063)	(2,876)	(1,187)
3,033	Net cash provided by operating activities	4,102	2,161	1,941	9,322	6,799	2,523
(1,961)	Capital expenditure	(1,830)	(1,570)	(260)	(6,332)	(6,493)	161
(94)	Investments	(26)	(453)	427	(157)	(503)	346
1,194	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	95	368	(273)	1,356	992	364
833	Other cash flow related to capital expenditure, investments and disposals	46	1,128	(1,082)	739	1,367	(628)
3,005	Free cash flow	2,387	1,634	753	4,928	2,162	2,766
206	Borrowings (repayment) of debt related to financing activities	(45)	(10)	(35)	(104)	(114)	10
(85)	Changes in short and long-term financial debt	2,064	754	1,310	1,090	1,076	14
(1,442)	Dividends paid and changes in non-controlling interests and reserves	(1,510)	(1,440)	(70)	(2,953)	(2,883)	(70)
31	Effect of changes in consolidation, exchange differences and cash and cash equivalent	5	(14)	19	17	(52)	69
1,715	NET CASH FLOW	2,901	924	1,977	2,978	189	2,789

IIQ		IIIQ			Nine months
2018	(€ million)	2018	2017	Change	2018	2017	Change
3,005	Free cash flow	2,387	1,634	753	4,928	2,162	2,766
	Net borrowings of acquired companies				(2)		(2)
(5)	Net borrowings of divested companies		(3)	3	(5)	(3)	(2)
(177)	Exchange differences on net borrowings and other changes	15	311	(296)	(57)	535	(592)
(1,442)	Dividends paid and changes in non-controlling interest and reserves	(1,510)	(1,440)	(70)	(2,953)	(2,883)	(70)
1,381	CHANGE IN NET BORROWINGS	892	502	390	1,911	(189)	2,100

In the nine months of 2018, net cash flow from operating activities amounted to €9,322 million, influenced by a lower level of receivables due beyond the end of the reporting period being sold to financing institutions, compared to the amount sold at the end of the fourth quarter of 2017 (approximately €540 million).

In the third quarter of 2018, net cash flow from operating activities amounted to €4,102 million, that was influenced by a higher level of receivables due beyond the end of the reporting period being sold to financing institutions, compared to the amount sold at the end of the second quarter 2018 (approximately €180 million).

Compared with the second quarter of 2018, the third quarter of 2018 reported an increase of approximately €1.1 billion in cash generation, despite seasonal factors in the Gas & Power business and a flat Brent price environment. The performance was driven mainly by a robust result from the E&P segment (approximately €0.8 billion), as a result of the increase in cash flow per barrel of new productions and working capital optimizations.

In the nine months of 2018, adjusted net cash flow from operating activities before changes in working capital at replacement cost was €9,385 million, up by 37% compared to the same period in 2017. This adjusted measure is derived by excluding certain non-recurring charges: an expense recognized in connection with the final outcome of an arbitration proceeding (€306 million), an extraordinary allowance for doubtful accounts in the E&P segment (€70 million) and charges related to the sale of a 10% interest in the Zohr project due to the fact that they related to the asset disposition (see the following reconciliation table).

Capital expenditure for the period, including investments, was €6,489 million. Net capex amounted to approximately €5.52 billion and mainly excluded the following items: an entry bonus paid in connection with the two new Concession Agreements in the UAE (€733 million); the share of the 2018 capex pertaining to a 10% divested interest in the Zohr project (€161 million) effective from January 1, 2018, which was reimbursed to Eni by the buyer at the transaction date (end of June). Additionally, the Company was given €50 million as an advance on future gas supplies to Egyptian state-owned partners, which was intended to finance Zohr’s capex. The self-financing ratio of net capex was 170% in the nine months of 2018.

Cash flow from disposals (€1,356 million) mainly related to the sale of 10% interest in the Zohr project above mentioned, non-strategic assets in the E&P segment and gas distribution activities in Hungary. Other cash flow related to capital expenditure, investments and disposals (€739 million) included the collection of the deferred tranches of the consideration on the sale of 10% and 30% interests in the Zohr project finalized in 2017 (€445 million) and increased payables relating to capital expenditure following the progress in the development of Zohr.

Eni’s net cash provided by operating activities funded capex outflows, in addition to the payment of the 2017 final and 2018 interim dividends to Eni’s shareholders (€2,950 million), also generating a surplus of approximately €1 billion, which was used to pay down finance debt.

(€ million)
	GAAP measures	Profit/Loss on stock	Final award of an arbitration	Extraordinary allowance for doubtful accounts	Expense due on 10% Zohr disposal	Trade advances cashed-in to fund the Zohr project	Non-GAAP measures

Nine months 2018
Net cash before changes in working capital	9,438	(507)	306	70	78		9,385	Adjusted net cash before changes in working capital
Changes in working capital	(116)	507	(306)	(70)		(50)	(35)
Net cash provided by operating activities	9,322				78	(50)	9,350	Underlying net cash provided by operating activities

Third Quarter 2018
Net cash before changes in working capital	3,542	(153)	6	1			3,396	Adjusted net cash before changes in working capital
Changes in working capital	560	153	(6)	(1)			706
Net cash provided by operating activities	4,102						4,102	Underlying net cash provided by operating activities

Summarized Group Balance Sheet

Jun. 30, 2018	Change	(€ million)	Sept. 30, 2018	Dec. 31, 2017	Change

68,333	112	Fixed assets	68,445	71,415	(2,970)
		Net working capital
4,719	351	Inventories	5,070	4,621	449
10,658	186	Trade receivables	10,844	10,182	662
(10,518)	(1,094)	Trade payables	(11,612)	(10,890)	(722)
(2,313)	274	Tax payables and provisions for, net deferred tax liabilities	(2,039)	(2,387)	348
(11,736)	(32)	Provisions	(11,768)	(13,447)	1,679
356	(109)	Other current assets and liabilities	247	287	(40)
(8,834)	(424)		(9,258)	(11,634)	2,376
(1,064)	(75)	Provisions for employee post-retirements benefits	(1,139)	(1,022)	(117)
1,933	(108)	Assets held for sale including related liabilities	1,825	236	1,589
60,368	(495)	CAPITAL EMPLOYED, NET	59,873	58,995	878

50,418	396	Eni's shareholders equity	50,814	48,030	2,784
53	1	Non-controlling interest	54	49	5
50,471	397	Shareholders' equity	50,868	48,079	2,789
9,897	(892)	Net borrowings	9,005	10,916	(1,911)
60,368	(495)	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	59,873	58,995	878
0.20	(0.02)	Leverage	0.18	0.23	(0.05)
0.16	(0.01)	Gearing	0.15	0.19	(0.03)

•	As of September 30, 2018, fixed assets decreased by €2,970 million mainly due to the reclassification of Eni Norge’s assets as held for sale following the merger agreement signed in July 2018 with Point Resources. Other movements in fixed assets included capital expenditure incurred in the period (€6,332 million) and positive currency translation differences (€1,929 million), partly offset by DD&A (€5,453 million). There was a €1,042 million increase in “Equity-accounted investments and other investments” due to a new accounting of equity instruments required by IFRS 9 and the reversal of prior-period impairment losses at the Angola LNG entity.

•	Net working capital (-€9,258 million) increased by €2,376 million mainly as a result of a decrease in risk provisions due to the reclassification of Eni Norge decommissioning provision in the disposal group held for sale, as well as the higher book value of commodity inventories, driven by price effects reflecting the weighted-average cost accounting of inventories and the balance of tax payables and provisions for the period. Finally, increased receivables were balanced by increased payables.

•	Shareholders’ equity including non-controlling interest was €50,868 million, up by €2.789 million. This was due to net profit for the period and positive foreign currency translation differences (€1,474 million) reflecting the appreciation of the dollar compared to the euro (up by 3,5%; EUR/USD exchange rate of 1.158 at September 30, 2018 compared to 1.2 at December 31, 2017), partly offset by the payment of the dividend (€2,950 million, the 2017 final dividend of €1,440 million and the 2018 interim dividend of €1,510 million).

•	Net borrowings[4] at September 30, 2018 was €9,005 million, lower than 2017 (down by €1,911 million) due to the surplus generated by operations.

•	As of September 30, 2018, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage[5] – was 0.18, down from 0.23 as of December 31, 2017.

4 Details on net borrowings are furnished on page 25.

5 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 17 and subsequent.

Other information, basis of presentation and disclaimer

Article No. 15 (former Article No. 36) of Italian regulatory exchanges (Consob Resolution No. 20249 published on December 28, 2017).

Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, the Company discloses that:

- as of September 30, 2018, ten of Eni’s subsidiaries: Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd and Eni Ghana Exploration and Production Ltd - fall within the scope of the new continuing listing standards;

- the Company has already adopted adequate procedures to ensure full compliance with the new regulations.

This press release on Eni’s results of the third quarter of 2018 and the nine months of 2018 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the second and third quarter of 2018, the nine months of 2018 and for the third quarter and the nine months of 2017. Information on the Company’s financial position relates to end of the periods as of September 30, 2018 and December 31, 2017.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting

Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the 2017 Annual report on form 20-F filed with the US SEC on April 6, 2018, which investors are urged to read, excepted for the adoption of IFRS 9 and 15.

Adoption of IFRS 9 and IFRS 15

Effective January 1, 2018, the new accounting standards IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial instruments” are current. For both standards Eni elected to apply the cumulative effect method, whereby the retrospective re-measurement of net equity is recognized as restatement of the opening balance of net equity at January 1, 2018, considering the transactions current at that date, without restating the comparative reporting periods.

Further details are disclosed in the Annual report on Form 20-F 2017, in the note 7” IFRSs not yet adopted” of the Consolidated financial statements. The table below summarizes the impacts of these IFRSs on the opening balances as of January 1, 2018. No effects were recorded at the Group net borrowings.

	Reported	Impact		Reclassifications	Restated
(€ million)	January 1, 2018	IFRS 9	IFRS 15		January 1, 2018
Current assets	36,433	(427)	(372)		35,634
of which: Trade and other receivables	15,737	(427)	(372)	(466)	14,472
Other current assets	1,573			466	2,039
Non-current assets	78,172	721	247		79,140
of which: Intangible assets	2,925		87		3,012
Other investments	219	681			900
Deferred tax assets	4,078	71	166		4,315
Assets held for sale	323				323
TOTAL ASSETS	114,928	294	(125)		115,097
Current liabilities	24,735		(113)		24,622
of which: Trade and other payables	16,748		(113)	(1,330)	15,305
Other current liabilities	1,515			1,330	2,845
Non-current liabilities	42,027		37		42,064
Liabilities directly associated with assets held for sale	87				87
TOTAL LIABILITIES	66,849		(76)		66,773
TOTAL SHAREHOLDERS' EQUITY	48,079	294	(49)		48,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	114,928	294	(125)		115,097

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and the nine months of 2018 (unaudited) is also available on Eni’s website eni.com.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, not determined in accordance with IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding from reported operating profit and net profit certain gains and losses, defined special items, which include, among others, asset impairments, gains on disposals, risk provisions, restructuring charges and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income (see below). In determining adjusted results, also inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures. Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges. Furthermore, special items include the reinstatement of correlation between hydrocarbons production and reserve depletion by accruing the underlying UOP-based amortization charges in case of oil&gas assets or disposal group classified as held for sale in accordance to IFRS 5 which establishes that an asset or disposal group classified as held for sale should not be depreciated or amortised to prepare GAAP results of operations up to the closing of the disposal (or until when the asset or disposal group cease to be classified as held for sale).

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Third Quarter 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	3,220	21	170	(108)	146	3,449
Exclusion of inventory holding (gains) losses			(154)		1	(153)
Exclusion of special items:
environmental charges	47		41			88
impairment losses (impairment reversals), net	5		35	1		41
net gains on disposal of assets	(5)		(2)	(1)		(8)
risk provisions	8		(1)			7
provision for redundancy incentives	5	119	5	2		131
commodity derivatives		(69)	(8)			(77)
exchange rate differences and derivatives	(13)	40	(2)			25
other	(172)	(40)	9	4		(199)
Special items of operating profit (loss)	(125)	50	77	6		8
Adjusted operating profit (loss)	3,095	71	93	(102)	147	3,304
Net finance (expense) income (a)	(110)	1	(2)	(149)		(260)
Net income (expense) from investments (a)	53	(9)	2	3		49
Income taxes (a)	(1,649)	(33)	(36)	48	(34)	(1,704)
Tax rate (%)	54.3	52.4	38.7	..		55.1
Adjusted net profit (loss)	1,389	30	57	(200)	113	1,389
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						1,388
Reported net profit (loss) attributable to Eni's shareholders						1,529
Exclusion of inventory holding (gains) losses						(108)
Exclusion of special items						(33)
Adjusted net profit (loss) attributable to Eni's shareholders						1,388

(a) Excluding special items.

(€ million)
Third Quarter 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,041	(120)	367	(181)	(109)	998
Exclusion of inventory holding (gains) losses		15	(95)		17	(63)
Exclusion of special items:
environmental charges			29			29
impairment losses (impairment reversals), net		1	31	1		33
net gains on disposal of assets	(1)			(1)		(2)
risk provisions	(1)			30		29
provision for redundancy incentives	2		1	(1)		2
commodity derivatives		(90)	1			(89)
exchange rate differences and derivatives	(20)	(64)	(4)			(88)
other	25	65	7	1		98
Special items of operating profit (loss)	5	(88)	65	30		12
Adjusted operating profit (loss)	1,046	(193)	337	(151)	(92)	947
Net finance (expense) income (a)	(39)	3	1	(146)		(181)
Net income (expense) from investments (a)	104	(2)	15	18		135
Income taxes (a)	(670)	53	(111)	29	28	(671)
Tax rate (%)	60.3	..	31.4	..		74.5
Adjusted net profit (loss)	441	(139)	242	(250)	(64)	230
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						229
Reported net profit (loss) attributable to Eni's shareholders						344
Exclusion of inventory holding (gains) losses						(45)
Exclusion of special items						(70)
Adjusted net profit (loss) attributable to Eni's shareholders						229

(a) Excluding special items.

(€ million)
Nine months 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	7,788	576	566	(458)	15	8,487
Exclusion of inventory holding (gains) losses			(513)		6	(507)
Exclusion of special items:
environmental charges	110		120	10		240
impairment losses (impairment reversals), net	63	6	70	4		143
net gains on disposal of assets	(423)		(9)	(1)		(433)
risk provisions	351		(1)	6		356
provision for redundancy incentives	8	123	6	(1)		136
commodity derivatives		(239)	(15)			(254)
exchange rate differences and derivatives	(11)	77	(1)			65
other	36	(42)	14	7		15
Special items of operating profit (loss)	134	(75)	184	25		268
Adjusted operating profit (loss)	7,922	501	237	(433)	21	8,248
Net finance (expense) income (a)	(429)	(5)	9	(483)		(908)
Net income (expense) from investments (a)	197	2	4	5		208
Income taxes (a)	(4,293)	(196)	(107)	182	7	(4,407)
Tax rate (%)	55.8	39.4	42.8	..		58.4
Adjusted net profit (loss)	3,397	302	143	(729)	28	3,141
of which:
- Adjusted net profit (loss) of non-controlling interest						8
- Adjusted net profit (loss) attributable to Eni's shareholders						3,133
Reported net profit (loss) attributable to Eni's shareholders						3,727
Exclusion of inventory holding (gains) losses						(359)
Exclusion of special items						(235)
Adjusted net profit (loss) attributable to Eni's shareholders						3,133

(a) Excluding special items.

(€ million)
Nine months 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	3,520	(131)	764	(526)	45	3,672
Exclusion of inventory holding (gains) losses		(29)	(39)		(2)	(70)
Exclusion of special items:
environmental charges			53	18		71
impairment losses (impairment reversals), net	1	(5)	89	9		94
net gains on disposal of assets	(343)		(2)	(1)		(346)
risk provisions	87			79		166
provision for redundancy incentives	7	34	4	2		47
commodity derivatives		153	(7)			146
exchange rate differences and derivatives	(32)	(158)	(11)			(201)
other	66	135	27	(7)		221
Special items of operating profit (loss)	(214)	159	153	100		198
Adjusted operating profit (loss)	3,306	(1)	878	(426)	43	3,800
Net finance (expense) income (a)	(11)	9	3	(536)		(535)
Net income (expense) from investments (a)	291	(5)	16	46		348
Income taxes (a)	(1,954)	(65)	(301)	156	(10)	(2,174)
Tax rate (%)	54.5	..	33.6	..		60.2
Adjusted net profit (loss)	1,632	(62)	596	(760)	33	1,439
of which:
- Adjusted net profit (loss) of non-controlling interest						3
- Adjusted net profit (loss) attributable to Eni's shareholders						1,436
Reported net profit (loss) attributable to Eni's shareholders						1,327
Exclusion of inventory holding (gains) losses						(51)
Exclusion of special items						160
Adjusted net profit (loss) attributable to Eni's shareholders						1,436

(a) Excluding special items.

(€ million)
Second Quarter 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,602	157	258	(193)	(185)	2,639
Exclusion of inventory holding (gains) losses			(260)		1	(259)
Exclusion of special items:
environmental charges	45		46	10		101
impairment losses (impairment reversals), net	58	(7)	20	2		73
net gains on disposal of assets	(418)		(6)			(424)
risk provisions	278			4		282
provision for redundancy incentives	1	1		(3)		(1)
commodity derivatives		(103)	(7)			(110)
exchange rate differences and derivatives	1	56	(1)			56
other	175	4	17	11		207
Special items of operating profit (loss)	140	(49)	69	24		184
Adjusted operating profit (loss)	2,742	108	67	(169)	(184)	2,564
Net finance (expense) income (a)	(263)	(9)	(1)	(171)		(444)
Net income (expense) from investments (a)	109		(21)	(1)		87
Income taxes (a)	(1,504)	(42)	(26)	78	59	(1,435)
Tax rate (%)	58.1	42.4	57.8	..		65.0
Adjusted net profit (loss)	1,084	57	19	(263)	(125)	772
of which:
- Adjusted net profit (loss) of non-controlling interest						5
- Adjusted net profit (loss) attributable to Eni's shareholders						767
Reported net profit (loss) attributable to Eni's shareholders						1,252
Exclusion of inventory holding (gains) losses						(184)
Exclusion of special items						(301)
Adjusted net profit (loss) attributable to Eni's shareholders						767

(a) Excluding special items.

Breakdown of special items

IIQ		IIIQ		Nine months
2018	(€ million)	2018	2017	2018	2017
101	Environmental charges	88	29	240	71
73	Impairment losses (impairment reversals), net	41	33	143	94
(424)	Net gains on disposal of assets	(8)	(2)	(433)	(346)
282	Risk provisions	7	29	356	166
(1)	Provisions for redundancy incentives	131	2	136	47
(110)	Commodity derivatives	(77)	(89)	(254)	146
56	Exchange rate differences and derivatives	25	(88)	65	(201)
207	Other	(199)	98	15	221
184	Special items of operating profit (loss)	8	12	268	198
(47)	Net finance (income) expense	(23)	103	(50)	234
	of which:
(56)	- exchange rate differences and derivatives reclassified to operating profit (loss)	(25)	88	(65)	201
(319)	Net income (expense) from investments	(41)	(162)	(356)	(96)
	of which:
	- gains on disposal of assets	(11)	(164)	(11)	(164)
(321)	- impairment/revaluation of equity investments	(30)	2	(351)	70
(119)	Income taxes	23	(23)	(97)	(176)
	of which:
(73)	- net impairment of deferred tax assets of Italian subsidiaries	(38)		(111)
(46)	- taxes on special items of operating profit and other special items	61	(23)	14	(176)
(301)	Total special items of net profit (loss)	(33)	(70)	(235)	160

Analysis of Profit and Loss account items

Net sales from operations

IIQ		IIIQ			Nine months
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
6,351	Exploration & Production	7,158	4,628	55	18,982	13,954	36
13,035	Gas & Power	14,153	11,430	24	40,930	37,082	10
6,425	Refining & Marketing and Chemicals	6,677	5,449	23	18,668	16,308	14
5,228	- Refining & Marketing	5,504	4,440	24	15,165	12,901	18
1,343	- Chemicals	1,306	1,120	17	3,921	3,721	5
(146)	- Consolidation adjustments	(133)	(111)		(418)	(314)
383	Corporate and other activities	386	344	12	1,130	1,031	10
(8,055)	Consolidation adjustments	(8,679)	(6,167)		(23,944)	(19,001)
18,139		19,695	15,684	26	55,766	49,374	13

Operating expenses

IIQ		IIIQ			Nine months
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
13,616	Purchases, services and other	13,848	11,926	16	40,296	37,808	7
118	Impairment losses (impairment reversals), net	38	138	(72)	270	322	(16)
707	Payroll and related costs	790	702	13	2,341	2,264	3
(1)	of which: provision for redundancy incentives and other	131	2	..	136	47	..
14,441		14,676	12,766	15	42,907	40,394	6

DD&A, impairments, reversals and write-off

IIQ		IIIQ			Nine months
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
1,558	Exploration & Production	1,492	1,761	(15)	4,690	5,165	(9)
106	Gas & Power	106	83	28	303	260	17
100	Refining & Marketing and Chemicals	99	88	13	296	267	11
76	- Refining & Marketing	78	75	4	230	227	1
24	- Chemicals	21	13	62	66	40	65
15	Corporate and other activities	14	14		43	45	(4)
(8)	Impact of unrealized intragroup profit elimination	(7)	(8)		(22)	(22)
1,771	Total depreciation, depletion and amortization	1,704	1,938	(12)	5,310	5,715	(7)
73	Impairment losses (impairment reversals), net	41	33	24	143	94	52
1,844	Depreciation, depletion, amortization, impairments and reversals	1,745	1,971	(11)	5,453	5,809	(6)
15	Write-off of tangible and intangible assets	53	9	..	74	202	(63)
1,859		1,798	1,980	(9)	5,527	6,011	(8)

Income (expense) from investments

(€ million)
Nine months 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of gains (losses) from equity-accounted investments	532	2	(20)	(111)	403
Dividends	94		24		118
Net gains (losses) on disposals	11	(6)			5
Other income (expense), net		38			38
	637	34	4	(111)	564

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Jun. 30, 2018	Change	(€ million)	Sept. 30, 2018	Dec. 31, 2017	Change
23,991	2,045	Total debt	26,036	24,707	1,329
4,954	1,207	- Short-term debt	6,161	4,528	1,633
19,037	838	- Long-term debt	19,875	20,179	(304)
(7,431)	(2,896)	Cash and cash equivalents	(10,327)	(7,363)	(2,964)
(6,485)	(19)	Securities held for trading and other securities held for non-operating purposes	(6,504)	(6,219)	(285)
(178)	(22)	Financing receivables held for non-operating purposes	(200)	(209)	9
9,897	(892)	Net borrowings	9,005	10,916	(1,911)
50,471	397	Shareholders' equity including non-controlling interest	50,868	48,079	2,789
0.20	(0.02)	Leverage	0.18	0.23	(0.05)

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on September 30, 2018

(€ million)
Issuing entity	Amount at September 30, 2018 (a)
Eni SpA	3,285
Eni Finance International SA	432

3,717

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the nine months of 2018 (guaranteed by Eni Spa)

Issuing entity	Nominal amount	Currency	Amount at September 30, 2018 (a)	Maturity	Rate	%
	(€ million)		(€ million)

Eni Finance International SA	432	USD	428	2028	variable
Eni Finance International SA	648	USD	650	2027	variable
Eni SpA	864	USD	857	2023	fixed	4.00
Eni SpA	864	USD	854	2028	fixed	4.75

	2,808		2,789

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

BALANCE SHEET

	(€ million)
Jun. 30, 2018		Sept. 30, 2018	Dec. 31, 2017
	ASSETS
	Current assets
7,431	Cash and cash equivalents	10,327	7,363
6,485	Other financial activities held for trading	6,504	6,012
	Financial assets available for sale		207
15,670	Trade and other receivables	15,632	15,737
4,719	Inventories	5,070	4,621
175	Current tax assets	128	191
443	Other current tax assets	514	729
3,100	Other current assets	4,372	1,573
38,023		42,547	36,433
	Non-current assets
59,669	Property, plant and equipment	59,771	63,158
1,342	Inventory - compulsory stock	1,465	1,283
2,992	Intangible assets	3,047	2,925
3,893	Equity-accounted investments	3,830	3,511
962	Other investments	942	219
1,613	Other financial assets	1,635	1,675
4,057	Deferred tax assets	4,029	4,078
862	Other non-current assets	859	1,323
75,390		75,578	78,172
4,931	Assets held for sale	5,063	323
118,344	TOTAL ASSETS	123,188	114,928
	LIABILITIES AND SHAREHOLDERS' EQUITY
	Current liabilities
2,236	Short-term debt	2,141	2,242
2,718	Current portion of long-term debt	4,020	2,286
15,511	Trade and other payables	16,565	16,748
651	Income taxes payable	592	472
2,236	Other taxes payable	1,982	1,472
3,693	Other current liabilities	5,027	1,515
27,045		30,327	24,735
	Non-current liabilities
19,037	Long-term debt	19,875	20,179
11,736	Provisions for contingencies	11,768	13,447
1,064	Provisions for employee benefits	1,139	1,022
4,521	Deferred tax liabilities	4,518	5,900
1,472	Other non-current liabilities	1,455	1,479
37,830		38,755	42,027
2,998	Liabilities directly associated with assets held for sale	3,238	87
67,873	TOTAL LIABILITIES	72,320	66,849
	SHAREHOLDERS' EQUITY
53	Non-controlling interest	54	49
	Eni shareholders' equity:
4,005	Share capital	4,005	4,005
394	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	505	183
44,402	Other reserves	44,671	42,490
(581)	Treasury shares	(581)	(581)
	Interim dividend	(1,513)	(1,441)
2,198	Net profit (loss)	3,727	3,374
50,418	Total Eni shareholders' equity	50,814	48,030
50,471	TOTAL SHAREHOLDERS' EQUITY	50,868	48,079
118,344	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	123,188	114,928

GROUP PROFIT AND LOSS ACCOUNT

IIQ		IIIQ		Nine months
2018	(€ million)	2018	2017	2018	2017
	REVENUES
18,139	Net sales from operations	19,695	15,684	55,766	49,374
703	Other income and revenues	213	99	1,051	725
18,842	Total revenues	19,908	15,783	56,817	50,099
	OPERATING EXPENSES
(13,616)	Purchases, services and other	(13,848)	(11,926)	(40,296)	(37,808)
(118)	Impairment reversals (impairment losses) of trade and other receivables, net	(38)	(138)	(270)	(322)
(707)	Payroll and related costs	(790)	(702)	(2,341)	(2,264)
97	Other operating (expense) income	15	(39)	104	(22)
(1,771)	Depreciation, Depletion and Amortization	(1,704)	(1,938)	(5,310)	(5,715)
(73)	Impairment reversals (impairment losses), net	(41)	(33)	(143)	(94)
(15)	Write-off of tangible and intangible assets	(53)	(9)	(74)	(202)
2,639	OPERATING PROFIT (LOSS)	3,449	998	8,487	3,672
	FINANCE INCOME (EXPENSE)
1,545	Finance income	692	985	3,041	3,257
(1,626)	Finance expense	(973)	(1,424)	(3,687)	(4,654)
23	Income (expense) from other financial activities held for trading	13	(41)	30	(92)
(339)	Derivative financial instruments	31	196	(242)	720
(397)		(237)	(284)	(858)	(769)
	INCOME (EXPENSE) FROM INVESTMENTS
356	Share of profit (loss) of equity-accounted investments	2	79	403	164
50	Other gain (loss) from investments	88	218	161	280
406		90	297	564	444
2,648	PROFIT (LOSS) BEFORE INCOME TAXES	3,302	1,011	8,193	3,347
(1,391)	Income taxes	(1,772)	(666)	(4,458)	(2,017)
1,257	Net profit (loss)	1,530	345	3,735	1,330
	attributable to:
1,252	- Eni's shareholders	1,529	344	3,727	1,327
5	- Non-controlling interest	1	1	8	3

	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
0.35	- basic	0.42	0.10	1.03	0.37
0.35	- diluted	0.42	0.10	1.03	0.37

COMPREHENSIVE INCOME (LOSS)

	IIIQ		Nine months
(€ million)	2018	2017	2018	2017
Net profit (loss)	1,530	345	3,735	1,330
Items that may be reclassified to profit in later periods	388	(1,258)	1,773	(4,966)
Currency translation differences	280	(1,395)	1,474	(4,907)
Change in the fair value of cash flow hedging derivatives	149	162	427	(163)
Change in the fair value of financial assets, other financial investments, with effect to OCI				2
Share of "Other comprehensive income" on equity-accounted entities	(3)	14	(23)	65
Taxation	(38)	(39)	(105)	37
Total other items of comprehensive income (loss)	388	(1,258)	1,773	(4,966)
Total comprehensive income (loss)	1,918	(913)	5,508	(3,636)
attributable to:
- Eni's shareholders	1,917	(914)	5,500	(3,639)
- Non-controlling interest	1	1	8	3

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2017		53,086
Total comprehensive income (loss)	(3,636)
Dividends paid to Eni's shareholders	(2,881)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	11
Total changes		(6,509)
Shareholders' equity at September 30, 2017		46,577
attributable to:
- Eni's shareholders		46,529
- Non-controlling interest		48

Shareholders' equity at December 31, 2017		48,079
Impact of adoption IFRS 9 and IFRS 15		245
Shareholders' equity at January 1, 2018		48,324
Total comprehensive income (loss)	5,508
Dividends paid to Eni's shareholders	(2,953)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	(8)
Total changes		2,544
Shareholders' equity at September 30, 2018		50,868
attributable to:
- Eni's shareholders		50,814
- Non-controlling interest		54

GROUP CASH FLOW STATEMENT

IIQ		IIIQ		Nine months
2018	(€ million)	2018	2017	2018	2017
1,257	Net profit (loss)	1,530	345	3,735	1,330
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,771	Depreciation, depletion and amortization	1,704	1,938	5,310	5,715
73	Impairment losses (impairment reversals), net	41	33	143	94
15	Write-off of tangible and intangible assets	53	9	74	202
(356)	Share of (profit) loss of equity-accounted investments	(2)	(79)	(403)	(164)
(417)	Gains on disposal of assets, net	(19)	(159)	(437)	(495)
(56)	Dividend income	(39)	(59)	(118)	(128)
(57)	Interest income	(40)	(117)	(140)	(215)
137	Interest expense	153	188	429	527
1,391	Income taxes	1,772	666	4,458	2,017
169	Other changes	44	78	343	624
	Changes in working capital:
(369)	- inventories	(451)	132	(632)	(224)
1,009	- trade receivables	(12)	(102)	(919)	930
(350)	- trade payables	960	123	705	(1,200)
(442)	- provisions for contingencies	85	(156)	(253)	(23)
550	- other assets and liabilities	(22)	379	983	643
398	Cash flow from changes in working capital	560	376	(116)	126
1	Net change in the provisions for employee benefits	71	12	107	42
95	Dividends received	60	75	160	177
4	Interest received	27	28	52	51
(142)	Interest paid	(193)	(181)	(521)	(492)
(1,250)	Income taxes paid, net of tax receivables received	(1,620)	(992)	(3,754)	(2,612)
3,033	Net cash provided by operating activities	4,102	2,161	9,322	6,799
	Investing activities:
(1,879)	- tangible assets	(1,752)	(1,551)	(6,138)	(6,347)
(82)	- intangible assets	(78)	(19)	(194)	(146)
	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(29)		(44)
(94)	- investments	3	(453)	(113)	(503)
(78)	- securities	(39)	(142)	(358)	(216)
(118)	- financing receivables	(146)	(57)	(457)	(441)
328	- change in payables in relation to investing activities and capitalized depreciation	(77)	(229)	243	314
(1,923)	Cash flow from investing activities	(2,118)	(2,451)	(7,061)	(7,339)
	Disposals:
1,011	- tangible assets	18	44	1,035	607
5	- intangible assets			5
146	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	11	301	189	301
32	- investments	66	23	127	84
23	- securities	15	11	43	36
402	- financing receivables	83	123	565	454
482	- change in receivables in relation to disposals	165	1,412	599	1,106
2,101	Cash flow from disposals	358	1,914	2,563	2,588
178	Net cash used in investing activities (*)	(1,760)	(537)	(4,498)	(4,751)

GROUP CASH FLOW STATEMENT (continued)

IIQ		IIIQ		Nine months
2018	(€ million)	2018	2017	2018	2017
407	Increase in long-term debt	2,383	650	3,301	1,405
(81)	Repayments of long-term debt	(230)	(22)	(1,879)	(291)
(411)	Increase (decrease) in short-term debt	(89)	126	(332)	(38)
(85)		2,064	754	1,090	1,076
(1,439)	Dividends paid to Eni's shareholders	(1,510)	(1,440)	(2,950)	(2,880)
(3)	Dividends paid to non-controlling interests			(3)	(3)
(1,527)	Net cash used in financing activities	554	(686)	(1,863)	(1,807)
	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)				7
31	Effect of exchange rate changes on cash and cash equivalents and other changes	5	(14)	17	(59)
1,715	Net cash flow for the period	2,901	924	2,978	189
5,725	Cash and cash equivalents - beginning of the period	7,440	4,939	7,363	5,674
7,440	Cash and cash equivalents - end of the period (a)	10,341	5,863	10,341	5,863

a) Cash and cash equivalents as of September 30, 2018, include €14 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item "Assets held for sale" in the balance sheet.

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

IIQ		IIIQ		Nine months
2018	(€ million)	2018	2017	2018	2017
206	Net cash flow from financing activities	(45)	(10)	(104)	(114)

SUPPLEMENTAL INFORMATION

IIQ		IIIQ		Nine months
2018	(€ million)	2018	2017	2018	2017
	Investment of consolidated subsidiaries and businesses
	Current assets	38		40
1	Non-current assets	85		109
	Cash and cash equivalents (Net borrowings)	28		27
7	Current and non-current liabilities	(44)		(45)
8	Net effect of investments	107		131
	Current value of shares owned before control acquisition	(50)		(50)
(8)	Bargain purchase			(8)
	Purchase price	57		73
	less:
	Cash and cash equivalents	(28)		(29)
	Investment of consolidated subsidiaries and businesses net of cash and cash equivalent	29		44
	Disposal of consolidated subsidiaries and businesses
13	Current assets	5	144	57	144
189	Non-current assets	87	123	285	123
18	Cash and cash equivalents (Net borrowings)		12	18	12
(55)	Current and non-current liabilities	(90)	(133)	(161)	(133)
165	Net effect of disposals	2	146	199	146
	Reclassification of exchange rate differences included in other comprehensive income	(2)		(2)
(6)	Gain (loss) on disposal	11	164	5	164
159	Selling price	11	310	202	310
	less:
(13)	Cash and cash equivalents disposed of		(9)	(13)	(9)
146	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalent	11	301	189	301

Capital expenditure

IIQ		IIIQ			Nine months
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
1,757	Exploration & Production	1,633	1,404	16	5,822	6,158	(5)
11	- acquisition of proved and unproved properties	10		..	733		..
64	- g&g costs	58	61	(5)	186	200	(7)
96	- exploration	103	102	1	264	386	(32)
1,572	- development	1,449	1,229	18	4,607	5,538	(17)
14	- other expenditure	13	12	8	32	34	(6)
55	Gas & Power	44	33	33	141	82	72
199	Refining & Marketing and Chemicals	181	188	(4)	505	439	15
157	- Refining & Marketing	152	132	15	409	311	32
42	- Chemicals	29	56	(48)	96	128	(25)
17	Corporate and other activities	32	13	..	60	29	..
(3)	Impact of unrealized intragroup profit elimination	(2)	(7)		(10)	(15)
2,025	Capital expenditure	1,888	1,631	16	6,518	6,693	(3)
64	Cash out in net cash flow from operating activities	58	61	(5)	186	200	(7)
1,961	Cash out in net cash flow from investment activities	1,830	1,570	17	6,332	6,493	(2)

In the nine months of 2018, capital expenditure amounted to €6,332 million (€6,493 million in the nine months of 2017) and mainly related to:

- development activities (€4,607 million) deployed mainly in Egypt, Ghana, Norway, Libya, Italy, Iraq and Congo. The acquisition of proved and unproved reserves of €733 million relates to the entry bonus in two producing Concession Agreements in the United Arab Emirates;

- refining activity in Italy and outside Italy (€349 million) aimed at reconversion of Gela refinery into a bio-refinery, reconstruction works of the EST conversion plant at the Sannazzaro refinery, maintain plants’ integrity, as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€60 million);

- initiatives relating to gas marketing (€115 million).

Cash-outs comprised in net cash from operating activities (€186 million) relate to geological and geophysical studies as part of the exploration activities, which are charged to expenses.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IIQ			IIIQ		Nine months
2018			2018	2017	2018	2017
1,863	Production of oil and natural gas (a)(b)	(kboe/d)	1,803	1,803	1,844	1,790
142	Italy		132	136	139	130
186	Rest of Europe		181	174	195	198
417	North Africa		368	455	409	463
290	Egypt		324	230	291	227
354	Sub-Saharan Africa		346	374	350	341
135	Kazakhstan		134	118	136	132
176	Rest of Asia		186	137	171	113
144	Americas		109	160	131	165
19	Australia and Oceania		23	19	22	21
159	Production sold (a)	(mmboe)	152	158	468	457

PRODUCTION OF LIQUIDS BY REGION

IIQ			IIIQ		Nine months
2018			2018	2017	2018	2017
881	Production of liquids (a)	(kbbl/d)	886	885	884	848
63	Italy		55	56	61	49
108	Rest of Europe		101	96	113	109
150	North Africa		168	172	156	156
81	Egypt		82	71	80	71
247	Sub-Saharan Africa		247	277	248	244
89	Kazakhstan		90	77	89	83
80	Rest of Asia		80	56	71	57
62	Americas		61	78	64	77
1	Australia and Oceania		2	2	2	2

PRODUCTION OF NATURAL GAS BY REGION

IIQ			IIIQ		Nine months
2018			2018	2017	2018	2017
5,359	Production of natural gas (a)(b)	(mmcf/d)	5,008	5,012	5,241	5,138
431	Italy		419	436	429	439
423	Rest of Europe		439	424	444	484
1,456	North Africa		1,091	1,547	1,379	1,675
1,142	Egypt		1,317	866	1,151	851
586	Sub-Saharan Africa		537	527	550	529
254	Kazakhstan		242	222	258	266
525	Rest of Asia		581	447	550	308
445	Americas		261	449	368	484
97	Australia and Oceania		121	94	112	102

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (629 and 527 mmcf/d in the third quarter of 2018 and 2017, respectively, 587 and 510 mmcf/d in the nine months of 2018 and 2017, respectively, and 593 mmcf/d in the second quarter of 2018).

Gas & Power

Natural gas sales by market

IIQ		IIIQ			Nine months
2018	(bcm)	2018	2017	% Ch.	2018	2017	% Ch.
9.77	ITALY	9.22	7.93	16	30.18	27.81	9
2.57	- Wholesalers	1.95	1.03	89	7.20	6.11	18
3.52	- Italian exchange for gas and spot markets	3.89	2.75	41	10.38	8.50	22
1.21	- Industries	1.07	1.04	3	3.49	3.33	5
0.16	- Medium-sized enterprises and services	0.11	0.14	(21)	0.58	0.66	(12)
0.42	- Power generation	0.38	1.17	(68)	1.12	1.70	(34)
0.55	- Residential	0.24	0.25	(4)	2.90	2.97	(2)
1.34	- Own consumption	1.58	1.55	2	4.51	4.54	(1)
8.31	INTERNATIONAL SALES	8.25	9.51	(13)	27.81	31.54	(12)
6.14	Rest of Europe	6.10	8.21	(26)	21.52	27.97	(23)
0.49	- Importers in Italy	1.00	0.97	3	2.38	2.90	(18)
5.65	- European markets	5.10	7.24	(30)	19.14	25.07	(24)
1.06	Iberian Peninsula	0.91	1.31	(31)	3.24	3.82	(15)
0.26	Germany/Austria	0.24	1.53	(84)	1.37	5.04	(73)
1.63	Benelux	1.37	0.96	43	4.28	3.71	15
0.45	UK	0.49	0.40	23	1.72	1.65	4
1.44	Turkey	1.39	2.14	(35)	4.83	5.95	(19)
0.76	France	0.65	0.87	(25)	3.37	4.44	(24)
0.05	Other	0.05	0.03	67	0.33	0.46	(28)
2.17	Rest of World	2.15	1.30	65	6.29	3.57	76
18.08	WORLDWIDE GAS SALES	17.47	17.44	0	57.99	59.35	(2)
2.70	of which: LNG sales	2.50	2.40	4	7.90	5.90	34

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